================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE TO/A

                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                             STERLING COMMERCE, INC.
                       (Name of Subject Company (Issuer))

                                SBC SILVER, INC.
                             SBC COMMUNICATIONS INC.
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    859205106
                      (CUSIP Number of Class of Securities)

                                 JUDITH M. SAHM
                             SBC COMMUNICATIONS INC.
                  175 E. HOUSTON, SAN ANTONIO, TEXAS 78205-2233
                            TELEPHONE: (210) 821-4105
                            FACSIMILE: (210) 351-3521
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

    HOWARD CHATZINOFF, ESQ.                             WAYNE A. WIRTZ
  WEIL, GOTSHAL & MANGES LLP                       SBC COMMUNICATIONS INC.
       767 FIFTH AVENUE                                 175 E. HOUSTON
 NEW YORK, NEW YORK 10153-0119                  SAN ANTONIO, TEXAS 78205-2233
   TELEPHONE: (212) 310-8000                      TELEPHONE: (210) 821-4105
   FACSIMILE: (212) 310-8007                      FACSIMILE: (210) 351-3467

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

           Check the appropriate boxes below to designate any transactions to which the statement relates:

           [X] third-party tender offer subject to Rule 14d-1.
           [ ] issuer tender offer subject to Rule 13e-4.
           [ ] going-private transaction subject to Rule 13e-3.
           [ ] amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         (Continued on following pages)
                              (Page 1 of 3 pages)


NY2:\885892\01\72289.0003

                                   SCHEDULE TO

           This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed on February 25, 2000, as amended, relating to the offer by SBC Silver, Inc., a Delaware corporation and a wholly-owned subsidiary of SBC Communications Inc., a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Sterling Commerce, Inc., a Delaware corporation (the "Company"), and the related rights to purchase shares of the Series A Junior Participating Preferred Stock of the Company (the "Rights and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of December 18, 1996, by and between the Company and The First National Bank of Boston, as Rights Agent, at a price of $44.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 25, 2000 and in the related Letter of Transmittal.

ITEM 10.   ADDITIONAL INFORMATION.

           On March 10, 2000, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was terminated.



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


                                    SIGNATURE

           After due inquiry and to the best of his knowledge and belief, the undersigned hereby certifies as of March 13, 2000 that the information set forth in this statement is true, complete and correct.



                                     SBC SILVER, INC.


                                     By:  /s/ James S. Kahan
                                        --------------------
                                     Name:  James S. Kahan
                                     Title: Vice President


                                     SBC COMMUNICATIONS INC.


                                     By:  /s/ James S. Kahan
                                        --------------------
                                     Name:  James S. Kahan
                                     Title: Senior Executive Vice President -
                                            Corporate Development



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